CLEARING HOUSE AGREEMENT

This Agreement is entered into on this 26 day of August 2006. Parties:

1)	Ironbridge Limited of 1934 Driftwood Bay, Belize City, Belize, Central America (the "Service Provider")

2)	Mahjong Systems (Cyprus) Limited, Chrysanthou Mylona, 3 RC. 3030, Limassol, Cyprus (the 'Company")

Operative Provisions:

1.	Definitions:

1.1.
"Network" means an online networked connection between and service to Operators that allows players originating from Operators to play mahjong with other players from the originating and all other Operators.

1.2.	"Operator" means an entity contracted to the Company or its agent for players signed up to that entity to play mahjong online against other players of that and other entities.
1.3.	"Microgaming" means Microgaming Software Systems Limited of MGS House, Circular Road, Douglas, Isle of Man, IM1 1BL.
1.4.	"Microgaming Operator" means an entity contracted to Microgaming or its agent for players signed up to that entity to play mahjong online against other players of that and other entities that are contracted to Microgaming.
1.5.	"Microgaming Network" means an online networked connection between and service to Microgaming Operators that allows players originating from Microgaming Operators to play mahjong with other players from other Operators and all Microgaming Operators.
1.6.	"Microgaming Clearing House" means a Clearing House exclusively for Microgaming Operators.
1.7.	"Clearing House" means an accounting system and service responsible for receiving money from Operators (Microgaming or otherwise), allocating such monies between participating Operators of a Network, making relevant deductions and paying monies back to participating Operators in accordance with certain rules.
1.8.	"Clearing House Rules" those rules that apply to the administration and control of the Company Clearing House as set out in Schedule 1.
1.9.	"Company Clearing House" means a Clearing House for the Company's Operators and the Microgaming Operators.
1.10.	"Winnings" means the total of all amounts won by mahjong players from other mahjong players, excluding such winning players' original wagers or stakes.
1.1'1.	"Rake" means the fee levied on a winning player to participate in a game of mahjong, equal to a percentage of the Winnings (initially 10%) or a tournament entry fee during such game of mahjong.
1.12.	"Microgaming Network Rake" means the portion of the Rake which is payable to the Service Provider in the manner set out in Rule 2 of Schedule 1 and which is calculated in accordance with Rule 3 of Schedule 1.

2.	Background

2.1.	The Company licences software and provides services to Operators to, enable play on the Network for the Operators' players.
2.2.	The Company is concurrently with this Agreement, entering into a Software Licensing and Services Agreement with Microgaming (the "Software Agreement) in terms of which it licenses software to Microgaming and provides services to Microgaming Operators for Microgaming Operators to enable their players to play on the Microgaming Network.
2.3.	Microgaming wishes Microgaming Operators to maintain their own Clearing House operating between the Microgaming Operators, in order to facilitate Microgaming's accounting and administrative needs.
2.4.	The Service Provider wishes to provide a Clearing House for Microgaming Operators.
2.5.	The Company and the Service Provider wish to arrange for the necessary co-operation between the Microgaming Clearing House and the Company Clearing House, and this arrangement inter alia is set out herein.

3.	Duties Of The Company

3.1.    The Company shall provide, maintain and administer the Company Clearing House in accordance with the Clearing House Rules and in a manner compatible with good practice and sound financial principles.
3.2.   The Company shall be responsible for all account administration and for payments to and from the Operators and shall account to the Service Provider for all payments owing to or due from the Microgaming Operators.
3.3.    The Company shall keep and present the Service Provider daily with proper accounts of all amounts owing between the Company Clearing House and the Microgaming Clearing House.
3.4.    The Company shall be responsible for all payments due to Operators, and shall not be responsible for any payments due to Microgaming Operators.
3.5.    The Company shall be responsible and liable for all payments that must be made from the Company Clearing House to the Microgaming Clearing House, in accordance with the Clearing House Rules.
3.6.    All amounts over the sum of US$20,000 owing from the Company Clearing House to the Microgaming Clearing House at the end of a day shall be paid daily.

4.       Duties Of The Service Provider

4.1.    The Service Provider shall pay a deposit to the Company in the amount of US$20,000 (the "Deposit") for the purposes set out in rule 5 of Schedule 1 hereto.
4.2.    The Service Provider shall be responsible and liable for all payments that must be made from the Microgaming Clearing House to the Company Clearing House.
4.3.    The Service Provider shall be responsible for all payments due to the Microgaming Operators, and shall not be responsible for any payments due to Operators.
4.4.    All amounts over the sum of US$20,000 owing from the Microgaming Clearing House to the Company Clearing House at the end of a day shall be paid daily.

5.       Termination

5.1.    This Agreement will terminate immediately upon termination of the Software Agreement for any reason whatsoever.

        6.        General

6.1.      Confidentiality

6.1.1.
 Each party will take all proper steps to keep confidential all Confidential Information (which shall include the terms and existence of this Agreement) of the other which is disclosed to or obtained by it pursuant to or as a result of this Agreement, and will not divulge the same to any third party and will allow access to the same to its own staff only on a "need to know" basis, except to the extent that any such Confidential Information becomes public through no fault of that party. Upon termination of this Agreement, each party will return to the other any equipment and written data (without retaining copies thereof) provided for the purposes of this Agreement. The obligations and restrictions in this clause shall remain in force notwithstanding the termination or expiry of this Agreement for whatever reason. Confidential Information means, for the purposes of this Agreement, all information disclosed by one party to the other, whether disclosed orally or in written form and may include information relating to the disclosing party's research, products, software, services, development, creative projects, inventions, processes, designs, drawings, engineering, marketing or finances.

                           6.2.       Notices

6.2.1.
Any notice to be given under this Agreement shall be either delivered personally or sent by telefax, or by first class recorded delivery post (airmail if overseas). The address for service of each party is its registered office or any other address for service previously notified to the other parties. A notice is deemed to have been served as follows:

6.2.1.1. if personally delivered, at the time of delivery;
6.2.1.2. if posted, at the expiration of 48 hours or (in the case of airmail) 7 days after the envelope containing it is delivered into the custody of the postal authorities.
6.2.2.	In proving service it is sufficient to prove that personal delivery was made, or that the envelope containing the notice was properly addressed and delivered into the custody office of the postal authority as a prepaid first class recorded delivery or airmail letter (as appropriate), or that a proper telefax report print out was obtained.

6.3.	Law
6.3.1. The construction, validity and performance of this Agreement shall be governed in all respects by the laws of England.
64.	Assignment
6.4.1. Neither party shall be entitled to assign this Agreement nor all or any of their rights and obligations hereunder without the prior written consent of the other.
6.5.	Waiver
6.5.1.	The waiver by either party of a breach or default of any of the provisions of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or other provisions nor shall any delay or omission on the part of either party to exercise or avail itself of any right power or privilege that it has or may have hereunder operate as a waiver of any breach or default by the other party.
6.6.	Headings
6.6.1.	The headings in this Agreement are inserted for convenience only and do not affect its construction.
6.7.	Entire Agreement
6.7.1.	This Agreement embodies and sets forth the entire agreement and understanding of the parties and supersedes all prior oral or written agreements understandings or arrangements relating to the subject matter of this Agreement. Neither party shall be entitled to rely on any agreement, understanding or arrangement which is not expressly set forth in this Agreement.
6.8.	Modification
6.8.1.	This Agreement shall not be varied or consensually cancelled, unless the variation or cancellation is expressly agreed in writing by each party.
6.9.	Invalidity and severability
6.9.1.	If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable the invalidity or unenforceability of such provision shall not affect the other provisions of this Agreement and all provisions not affected by such invalidity or unenforceability shall remain in full force and effect. The parties hereby agree to attempt to substitute for any invalid or unenforceable provision a valid or enforceable provision which achieves to the greatest extent possible the economic legal and commercial objectives of the invalid or unenforceable provision.
6.10.	Counterparts
6.10.1.	This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one and the same original agreement.

AS WITNESS WHEREOF the hands of the duly authorised representatives f the parties on the date first before wren:

For and .on behalf of Mahjong Systems (Cyprus) Limited

____________________________________________	____________________________________________
Director	Director/Company Secretary

For and on behalf of Iron bridge Limited

____________________________________________	____________________________________________
Authorized Signature	Authorized Signature

SCHEDULE 1

             Clearing House Rules (Clause 1.8)

1.	The Company shall keep account of all monies paid by and to all players in all games of mahjong, as well as the Operator or Microgaming Operator that each player originates from, and all Winnings and winners paid as -a result of the outcome of each game.
2.	The Winnings of each game shall be determined and aggregated on a monthly basis within 10 days of the end of each calendar month in respect of all mahjong gameplay which occurred during the previous calendar month. The Microgaming Network Rake applicable for such Winnings, less the MSL Fees (as defined in the Software Agreement), shall be paid over to the Service Provider not later than 10 days after the end of each calendar month.

3.
The Microgaming Network Rake shall be determined by apportioning the Rake between the Company and Microgaming for each game in accordance with the number of players in each game from each of the Company and Microgaming.

a.	For example, if tuvo out of four players in a game are from the Company, the Rake is split equally between the Company and Microgaming. if three out of four players in a game are from Microgaming then three quarters of the Rake for that game goes to Microgaming and one quarter to the Company.

4.
The Winnings, less the Rake as apportioned above, shall be retained by the Company for all games in which the winners are from Operators, and, for all games in which the winners are from Microgaming Operators, shall be paid over to the Service Provider on a monthly basis at the same time as the Microgaming Network Rake (less the MSL Fees) is to be paid to the Service Provider in terms of Rule 2 above.

5.	All amounts lost by players from Microgaming Operators to players from Operators shall be deducted by the Company from the Deposit and paid over to the Operators.

6.
Service Provider shall pay the Deposit referred to in clause 4.1 to the Company to cover the maximum anticipated negative balance in any month. The amount of the Deposit may be adjusted higher or lower at any time when necessary to avoid a negative balance.